Exhibit 12.1

MITCHAM INDUSTRIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended January 31,
	2016	2015	2014	2013	2012
Earnings
(Loss) Income before income taxes	$(27,759)	$(10,186)	$6,026	$13,524	$34,330
Fixed charges (as outlined below)	932	1,142	544	783	960

Total earnings, as defined	$(26,827)	$(9,044)	$6,570	$14,307	$35,290

Fixed Charges
Interest	$739	$902	$314	$533	$740
Estimate of interest within rental expense	$193	$240	$230	$250	$220

Total fixed charges	$932	$1,142	$544	$783	$960

Ratio of (losses) earnings to fixed charges	*	*	12.08	18.27	36.76

•	Earnings for the years ended January 31, 2016 and January 31, 2015 were insufficient to cover fixed charges by $27,759 and $10,186, respectively.